December 23, 2009

William Thompson
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:         SKYE International, Inc.
Item 4.02 Form 8-K
Filed November 20, 2009
File No. 0-27549

Dear Mr. Thompson:

On behalf of SKYE International, Inc. (the “Company”), we are responding to the comments of the Staff in its letter dated November 23, 2009.

Form 8-K Filed November 20, 2009

1.
Please provide us with a more detailed description of the nature of the accounting errors underlying the conclusion that your financial statements for the year ended December 31, 2008 can no longer be relied upon and should be restated.  In addition, please tell us: (i) how you originally valued and accounted for the transactions; (ii) the change in valuation methodology and/or accounting to correct the accounting errors; and (iii) the authoritative literature that supports your revised accounting treatment.  Further, please tell us why the accounting errors did not have an effect on your interim financial statements for the each of the quarters in fiscal years 2008 and 2009 reported on Form 10-Q, and why those previously issued financial statements can still be relied upon.  Finally, you should clarify the nature of the accounting errors in an amendment.

Response:   The accounting errors that were identified consisted of two items:  the calculation of the beneficial conversion feature and the calculation of stock option expense.  With this response letter, we are providing an adjusted balance sheet, statement of operations, statement of stockholders’ equity (deficit), and statement of cash flows.

William Thompson
Accounting Branch Chief
Securities and Exchange Commission
December 23, 2009

A.
Beneficial conversion feature.  The beneficial conversion feature relates to the convertible debenture disclosed in our Form 8-K dated September 22, 2008.  Originally, the Company calculated the beneficial conversion feature using a Black-Scholes methodology.  However, based on EITF 98-5, that methodology was not correct (emphasis added and footnotes deleted):

EITF 98-5 DISCUSSION

5.    The Task Force reached a consensus that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. [Note: This consensus has been partially nullified by Statement 133 and Statement 150. See STATUS section.] The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid–in capital. That amount should be calculated at the commitment date   as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

The Company recalculated the beneficial conversion feature using intrinsic value and the resulting amount was determined to be $360,000, in contrast to the original amount of $900,000.  The adjustment resulted in an increase to liabilities of $540,000 and a decrease to paid in capital of the same, as well as a nominal change to interest expense resulting in an increase of $11,745.

B.
Stock option expense.  Relating to the options granted in the fourth quarter of 2008, the Company originally did not follow certain provisions of SAB 107 and SFAS 123r.  Based on the accounting guidance, the stock based compensation was recalculated using revised Black-Scholes inputs for the spot price, expected term, and volatility.  The result was an increase to stock option expense of $129,912 (included in General & Administrative expenses on the statement of operations) and an increase to paid in capital.

These errors affect the interim financial statements contained in the Form 10-Q reports for the quarters ended September 30, 2008, March 31, 2009 and June 30, 2009 as follows:

	As reported	Adjustments	Corrected Amount
Consolidated Balance Sheet - September 30, 2008:
Convertible Notes Payable, net	$18,686	$240,000	$258,686
Total Liabilities	990,029	240,000	1,230,029
Additional Paid in Capital	13,799,675	(240,000)	13,559,675
Accumulated Deficit	(14,065,205)		(14,065,205)
Total Stockholders’ Deficit	(252,223)	(240,000)	(492,223)

William Thompson
Accounting Branch Chief
Securities and Exchange Commission
December 23, 2009

	As reported	Adjustments	Corrected Amount
Consolidated Balance Sheet - March 31, 2009:
Convertible Notes Payable, net	$387,777	$551,745	$939,522
Total Liabilities	1,399,924	551,745	1,951,669
Additional Paid in Capital	14,728,057	(410,088)	14,317,969
Accumulated Deficit	(15,494,179)	(141,657)	(15,635,836)
Total Stockholders’ Deficit	(660,194)	(551,745)	(1,211,939)

Consolidated Balance Sheet – June 30, 2009:
Convertible Notes Payable, net	$557,777	$551,745	$1,109,522
Total Liabilities	1,871,467	551,745	2,423,213
Additional Paid in Capital	14,976,865	(410,088)	14,566,777
Accumulated Deficit	(15,988,631)	(141,657)	(16,130,288)
Total Stockholders’ Deficit	(996,901)	(551,745)	(1,548,646)

2.
We note your plans to include restated financial statements in the forthcoming Form 10-K for the fiscal year ended December 31, 2009 that is expected to be filed in March 2010.  Since the filing of that Form 10-K is not imminent you should amend Form 10-K filed March 26, 2009 as soon as practicable to provide the restated financial statements.  In that regard, since the Public Company Accounting Oversight Board (PCAOB) revoked the registration of Moore & Associates, Chartered (Moore) on August 27, 2009, you may not include Moore’s audit report in the amended filing and you will need to have a firm that is registered with the PCAOB re-audit all periods presented.  In the amendment, please describe the effect of the restatement on your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting at the end of the year.  If management concludes that your internal control over financial reporting and disclosure controls and procedure are effective despite the restatement, describe the basis for the conclusions.  Refer to Items 307 and 308T of Regulation S-K.

Response:   For the following reasons, we do not believe that an amended 2008 Form 10-K is necessary:

A.
Materiality:  FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item” (emphasis added).

We have determined that the error corrections on the 2008 financial statements would not change or influence the judgment of a reasonable person based on the following points:
i.	The adjustments are of a non-cash nature.
ii.	Working capital is not impacted.

William Thompson
Accounting Branch Chief
Securities and Exchange Commission
December 23, 2009

iii.	The Company’s 2008 net loss of $529,500 was already significant before this correction. As restated, the net loss would be $671,157.
iv.	There is only a nominal impact to the loss per share. The restated loss per share would be $0.063, as compared to $0.049 in the 2008 financial statements as filed.
v.	The Company’s 2008 liquidity factors were not materially changed.

B.
Timing:  The re-audit of 2008 is in the completion stage, and will be completed in connection with the 2009 audit.  If we were to undertake an amended filing of the 2008 Form 10-K, our auditors would be required to opine on our year ended December 31, 2007, in addition to 2008.  We estimate that we would not be able to prepare an amended 2008 Form 10-K until late February 2010, as a result of the normal due course that would be required in re-auditing 2007.  This would delay our 2009 Form 10-K and we do not believe it would be in the best interest of our investors and the general public to delay that filing in order to present re-audited 2007 information which is now less relevant than the upcoming 2009 information.  For this reason, we advise that the 2009 Form 10-K is imminent, since any other alternative would delay this filing.

C.
Amended Form 8-K Item 4.02:  We propose that we amend our 8-K filed on November 20, 2009, to include a summary of the adjustments as well as the restated 2008 balance sheet, statement of operations, statement of stockholders’ equity (deficit), and statement of cash flows.  This will provide our investors and the general public with the relevant information that we currently have available.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage
Enclosure
Cc:  SKYE International, Inc.
        Mantyla McReynolds LLC